September 17, 2018

Gary Smalley
Chief Financial Officer
TUTOR PERINI CORP
15901 Olden Street
Sylmar, CA 91342-1093

       Re: TUTOR PERINI CORP
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-06314

Dear Mr. Smalley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Specialty Contractors Segment, page 23

1. Your disclosure states that "income from construction operations decreased 50% in 2017 compared to 2016, principally due to the impact of unfavorable project adjustments on certain mechanical projects in New York and California, none of which were individually material." To the extent that the unfavorable project adjustments were material in the aggregate, please revise future filings to also quantify the total of such adjustments. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.
Critical Accounting Policies   Recoverability of Goodwill, page 28

2. We note that your market capitalization is significantly below your equity value at both
 Gary Smalley
TUTOR PERINI CORP
September 17, 2018
Page 2
         December 31, 2017 and June 30, 2018. Please explain to us how you have considered this significant difference in your goodwill impairment analysis as of December 31, 2017.
         Additionally, please tell us if you have performed an interim impairment analysis subsequent to December 31, 2017, and if so, please tell us the results of such analysis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.



                                                            Sincerely,
FirstName LastNameGary Smalley
                                                            Division of
Corporation Finance
Comapany NameTUTOR PERINI CORP
                                                            Office of
Manufacturing and
September 17, 2018 Page 2                                   Construction
FirstName LastName